Management Report

GameSafe Inc.
For the period ended December 31, 2022

Prepared on
August 18, 2022

Table of Contents

Profit and Loss

January - December 2022

	Total
INCOME	
Income	107.15
Total Income	**107.15**
GROSS PROFIT	**107.15**
EXPENSES	
Advertising & Marketing	706.33
Bank Charges & Fees	279.00
Legal & Professional Services	3,241.25
Office Supplies & Software	213.20
Payroll Expenses	9,409.85
Software Expenses	13,362.32
Total Expenses	**27,211.95**
NET OPERATING INCOME	**-27,104.80**
NET INCOME	**$ -27,104.80**

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking x5078	365.46
Total Bank Accounts	**365.46**
Total Current Assets	**365.46**
Fixed Assets	
Software Development	76,839.74
Total Fixed Assets	**76,839.74**
TOTAL ASSETS	**$77,205.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex x1008	6,655.87
Total Credit Cards	**6,655.87**
Total Current Liabilities	**6,655.87**
Total Liabilities	**6,655.87**
Equity	
Equity Investments	239,053.75
Owner’s Investment	25,000.00
Retained Earnings	-166,399.62
Net Income	-27,104.80
Total Equity	**70,549.33**
TOTAL LIABILITIES AND EQUITY	**$77,205.20**